Mail Stop 7010

      July 11, 2005



Mr. Michael J. Piechoski
Senior Vice President and Chief Financial Officer
Peter Kiewit Sons`, Inc.
Kiewit Plaza
Omaha, Nebraska 68131

	RE: 	Form 10-K for the Fiscal Year ended December 25, 2004
                    	Form 10-Q for the Fiscal Quarter ended
March
31, 2005
                    	File No. 0-23943


Dear Mr. Piechoski:

		We have reviewed your response letter dated June 7, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 25, 2004

Financial Statements

Balance Sheet, page 26
1. We have reviewed your response to comment seven. Please tell us why you believe Rule 5-02.28 of Regulation S-X and EITF Topic D-98 do not require that you present your redeemable common stock as mezzanine equity and separated from accumulated other comprehensive income and retained earnings.


*    *    *    *


      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-
3741.



          						Sincerely,



								Rufus Decker
								Branch Chief
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Michael J. Piechoski
Peter Kiewit Sons', Inc.
July 11, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE